Midway Gold Corp.

Code of Business Conduct and Ethics

This Code embodies the commitment of Midway Gold Corp. (the “Company”) to conduct our business in accordance with all applicable laws, rules and regulations with high ethical standards.  All officers, employees, and directors (individually, a “Person” and collectively, “Persons”) are expected to adhere to the principles and procedures set forth in this Code.  This Code is separate and apart from, and in addition to, any policies the Company may have in effect, from time to time, relating to our employees, officers and Directors.

This Code strives to promulgate integrity, deter wrongdoing, and promote the following objectives:

1.

Avoidance of conflicts of interest

A “conflict of interest" occurs when a Person's private interest interferes with the interests of the Company.

Any Person who is aware of a material transaction or relationship that could reasonably be expected to give rise to a conflict of interest should discuss the matter promptly with a member of the Audit Committee of our Board.

In particular, a Person must never use or attempt to use his or her position at the Company to obtain any improper personal benefit for himself or herself, for his or her family members, or for any other person, including loans or guarantees of obligations, from any person or entity.  All Persons will avoid situations in which their personal interests conflicts or might appear to conflict with their duties to the Company, unless the situations have been disclosed to, and approved or waived by, the Company.

2.

Protection and proper use of corporate assets

All Persons will, to the best of their abilities, protect the Company’s assets and resources and help achieve the responsible use and control of these assets and resources employed or entrusted in relation to one’s work, duties and responsibilities.

All Persons are prohibited, without the consent of the Nominating and Corporate Governance Committee:

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from taking for themselves opportunities that are discovered through the use of Company property, information or their position; or

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using Company property information or their position for personal gain.

3.

Confidentiality of corporate information

Many persons have access to corporate or personnel information which is sensitive or confidential.  Information such as personnel records, payroll records, business strategies, financial and competitive information is all confidential and, in some cases, subject to protection by privacy law.  Release of such information is potentially harmful to the Company and employees.  In some cases, it is illegal.  Persons must use extreme care when dealing with confidential, personal or sensitive information.  Such information must not be released to anyone inside or outside of the Company who is not authorized or legally entitled to receive it, and must not be used or disclosed for any reason except for legitimate business purposes.

4.

Fair dealings with the Company’s security holders, customers, suppliers, competitors and employees

All Persons are to treat fairly and with respect those they have dealings with; and be honest with the Company, others in its employ, its suppliers, customers, stakeholders, and members of the communities in which it carries on its operations.

All Persons are to refrain from disparaging competitors or their products and should not improperly seek competitor’s confidential information nor take improper or unlawful advantage of others in its business dealings.

5.

Compliance with laws, rules and regulations

It is Company policy to comply with all applicable laws, rules and regulations.  It is the responsibility of each Person to adhere to the standards and restrictions imposed by those laws, rules and regulations.  If a Person is not aware or familiar with the laws, rules or regulations that apply specifically to our business, he or she must request such information from a member of the Audit Committee.

No Person may interfere with or seek to improperly influence, directly or indirectly, the auditing of our financial results or records.

It is both illegal and against Company policy for any Person who is aware of material non-public information relating to the Company, or any other private or governmental issuer of securities, to buy or sell any securities of those issuers, or recommend that another person buy, sell or hold the securities of those issuers.  Any Person who is uncertain about the legal rules involving his or her purchase or sale of any Company securities, or any securities in issuers with which he or she is familiar by virtue of his or her work for the Company, should consult with a member of the Audit Committee before making any such purchase or sale.

Persons operating outside of Canada have a special responsibility to know and obey the laws and regulations of countries where they act for the Company.  Customs vary throughout the world, but all Persons must uphold the integrity of the Company in other nations diligently.

6.

Reporting of any illegal or unethical behaviour

Our Personnel should strive to identify and raise potential issues before they lead to problems, and should ask about the application of this Code whenever in doubt.  Any Person who becomes aware of any existing or potential violation of this Code should promptly notify a member of the Audit Committee of our Board.  Acting through our Board, we will take such disciplinary or preventive action, as we deem appropriate to address any existing or potential violation of this Code brought to our attention.

Retaliation in any form against a Person who reports a violation of this Code or of the law in good faith, or who assists in the investigation of the reported violation, is itself a serious violation of this Code.  Acts of retaliation should be reported immediately to a member of the Audit Committee.

7.

Company records and accounting practices

The integrity of the Company’s records and financial reporting is critical to its ongoing success.  All assets, liabilities and transactions must be accurately and completely reported in the books and supported by necessary documentation.  No asset, liability or transaction is to be concealed from management or from the Company’s auditors.

Use of the Company’s funds for unlawful or improper purposes is prohibited.

All transactions must be authorized and executed in accordance with Company policy and the instructions of management.  Appropriate accounting and financial policies, procedures, controls and audit processes must be maintained.

Regardless of their position in the organization, Persons are expected to follow internal policies and procedures designed to protect the integrity of corporate data and the confidentiality and privacy of all information to which they have access by reason of their employment with the Company.  This includes adherence to procedures related to security of computer systems.

All Persons are encouraged to question and report transactions which appear to be contrary to established policies and procedures.

Amendment, Modification and Waiver

This Code may be amended or modified by the Board from time to time.  Waivers of this Code may only be granted by the Board or a committee of the Board with specific delegated authority.

Approved by the Board:  June 15, 2006